Sealed Air Corporation
200 Riverfront Boulevard
Elmwood Park, NJ 07407

201-791-7600 Fax: 201-703-4113
www.sealedair.com

November 2, 2007

Mr. Jay E. Ingram, Attorney Advisor

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          Sealed Air Corporation

Definitive 14A

Filed April 5, 2007

File No. 001-12139

Dear Mr. Ingram:

This letter is submitted on behalf of Sealed Air Corporation in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission with respect to the Company’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 5, 2007, as set forth in your letter to William V. Hickey, Chief Executive Officer of the Company, dated August 21, 2007.

For reference purposes, the text of your letter has been reproduced in this letter with responses below each numbered comment.

Staff Comment:

Director Compensation Table, page 9

1.     Please give appropriate consideration to the disclosure requirements relating to charitable awards programs and director legacy programs. In this regard, the information in footnote (4) appears to require tabular disclosure in column (g) under Item 402(k)(2)(vii). Please ensure that the directors’ compensation table is a complete reflection of the amounts that are required to be reported under Item 402(k). See also Instruction 1 to Item 402(k)(2)(vii).

Company Response:  We have considered the disclosure requirement relating to charitable awards programs and director legacy programs. We had not included in column (g) the contribution described in footnote (4) as the Company did not consider the contribution to be compensation to the director. Also, although the contribution was made to fund in part a professorship in the name of the director, the contribution was made by the Company in its name and as a one-time contribution, not as part of any program. We note question and answer 12.05 of the Compliance and Disclosure Interpretations (as updated on August 8, 2007), which provided additional guidance on disclosures of payments made pursuant to charitable award programs. We will consider the disclosure requirements relating to charitable awards programs and director legacy programs and disclose all charitable contributions under such programs, including charitable matching contributions under programs available to employees generally, in the directors’ compensation table in future proxy statements.

Compensation Discussion and Analysis, page 16

2.     Please provide an analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for 2006. For example, you provide little, if any, discussion of why you made particular equity awards in 2006. Provide sufficient quantitative and qualitative analysis of the factors the Committee considered in making specific compensation awards, e.g., the extent to which compensation compares to that of the benchmarked companies, achievement of business objectives, individual performance, and other internal and external factors. Revise the Compensation Discussion and Analysis to explain and place in context how you considered each element of compensation, how you determined particular payout levels, and why determinations with respect to one element may or may not have influenced the Committee’s decisions with respect to other allocated or contemplated awards.

Company Response:  The Company described the objectives of its compensation program on page 16 of the proxy statement and the forms of compensation on page 17 of the proxy statement.  The forms of compensation are intended to support those objectives.  The factors that the Committee has considered in making specific compensation decisions include achievement of business objectives, individual performance, and relative compensation levels among employees, as well as the factors noted in the following paragraph.  As to levels of compensation, the peer group described on page 17 of the proxy statement was not used to benchmark compensation in 2006; as noted on page 17, the peer group was approved in early 2007, when it was used to benchmark cash compensation increases at that time.

In 2006 and prior years, the Company set percentage guidelines for increases in cash compensation for officers and all other employees each year by country based on overall Company performance and inflation levels in each country. Individual percentage increases in cash compensation were established around those guidelines based primarily on achievement of business objectives by each employee, as well as overall performance of the employee and internal consistency of compensation levels among officers and other employees. The Company also set ranges for the ratio of salary to cash bonus objective for each job category, as noted on page 18 for the officers. These ranges were established with a higher proportion of cash compensation attributable to the cash bonus objective for positions with greater responsibility within the Company. Adjustments as between salary and cash bonus objective were made to try to stay within (or move toward) the applicable ratio.

For salary increases made in early 2006, the country guideline applicable to the named executive officers was 3.5%.  The actual salary increases were in a fairly tight range of 3.9% to 4.8% based on generally favorable performance evaluations for these officers as well as the other factors noted above.  The bases for 2006 cash bonus determinations were described on pages 18 and 19 of the proxy statement.

To summarize, the determination as to levels of cash compensation are discretionary determinations for each officer made by the Committee based on the Committee’s review of multiple factors as noted above. In next year’s proxy statement, we will more clearly describe how the Committee’s exercise of that discretion resulted in the specific levels of cash compensation provided to the Company’s officers.

As noted on page 19 of the proxy statement, the Company has not made equity awards to officers and other employees on a regular annual basis. The Company budgets for equity awards to be made to officers and other employees each year. In some years, the budgeted number of shares is reached prior to the end of the year, so that few awards are made in the latter portion of the year. The Committee has generally made equity awards to officers other than the Chief Executive Officer approximately every two to three years at the Committee’s discretion, depending on the officer’s performance and in line with the three-year vesting period for awards. More frequent awards have been made occasionally, such as in connection with significant achievements or increases in responsibilities for specific officers. Also, on occasion, awards are made to officers less frequently than every three years, especially when the next award might otherwise be made late in a calendar year in which the annual budget for awards has already been reached. However, the Committee generally prefers to have each officer hold at least one unvested award. The Committee has usually but not always made equity awards annually to the Chief Executive Officer in view of his greater level of responsibility for the overall performance of the Company and the desire of the Committee to provide increasing alignment of his interests with those of the Company’s stockholders. The determination of the appropriate changes in cash compensation (salary and cash bonus objective) for an officer generally does not influence directly the determination whether to make an equity award, although the Committee takes the officer’s performance into account in both determinations. The number of shares covered by an equity award to an officer is based on considerations of the size and timing of prior awards to the officer, stock price at the time of the award, internal consistency with other awards to officers, and the officer’s performance.

Thus, during 2006, an equity award was made to Mr. Hickey as Chief Executive Officer. Mr. Kelsey received an award in 2006; his previous award had been made about two years earlier. Mr. Pesci also received an award in 2006 that was made about three years after his previous award. Of the other two continuing officers named in the Summary Compensation Table, Mr. Crosier had received awards in 2004 and 2005 but did not receive an award in 2006. Mr. Baker held an award granted in 2003 that vested in late 2006. Consistent with the discretionary approach to the timing of equity awards, neither Mr. Crosier nor Mr. Baker was granted an equity award in 2006.

As noted on page 17 of the proxy statement, the Committee has undertaken a review of the Company’s executive compensation practices and programs. While the review has not yet been completed, we expect that a number of changes in the Company’s executive compensation practices and programs will be adopted before the end of 2007 that will be effective in 2008. We will address the information described in your question 2 in our future disclosures and in particular will more clearly disclose how the Committee exercised its discretion in making specific compensation decisions and awards for the prior year.

3.     Revise the Compensation Discussion and Analysis to capture material differences in compensation policies with respect to individual named executive officers. See Section II.B.1 of Commission Release No. 33-8732A. There is some disparity in Mr. Hickey’s compensation as compared to that of the other named executive officers. Refer, for example, to the stock awards made to Messrs. Hickey, Kelsey and Pesci. Provide a more detailed discussion of how and why the compensation of your highest-paid named executive officers differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss this on an individualized basis.

Company Response:  Please see our response to question 2 above for information on the stock awards made to Messrs. Hickey, Kelsey and Pesci. As Chief Executive Officer, Mr. Hickey’s scope of responsibility is broader than for any of the other named executive officers, all of whom report to him. Accordingly, Mr. Hickey’s compensation is higher than the compensation paid to any other officer of the Company, although overall somewhat less than double the level of the next tier of executive officers. There are no other material differences in policies or decisions among the named executive officers except as noted in our proxy statement or as described in this letter. We will include a detailed discussion of any material differences in policies or decisions relating to a named executive officer from other officers in future proxy statements.

4.     It does not appear as though you have addressed how determine when to award equity-based compensation. Please refer to item 402(b)(2)(iv) of Regulation S-K and, to the extent appropriate, Section II.A Release 33-8732A.

Company Response:  Information on when equity-based compensation is awarded is included on pages 16 and 19 of the proxy statement, including the last paragraph on page 16 where we state that awards are generally made at meetings that are scheduled during the prior year with the timing unrelated to the release of material non-public information by the Company. Also, please see our response to question 2 for information regarding the timing of equity-based compensation. We will address how we determine when awards of equity-based compensation are granted in future proxy statements.

5.     You indicate that you correlate incentive awards with the achievement of certain individual objectives. Please provide appropriate disclosure of the specific individual objectives used to determine incentive payments and how you structure your incentive awards around such performance goals and individual objectives. Also disclose whether any discretion can be or has been exercised with respect to meeting these individual objectives and to whom such discretion is applicable. Please see Items 402(b)(2)(v) and (vi) of Regulation S-K.

Company Response:  For each of the Company’s officers, his or her individual objectives are based on his or her support of the relevant components of the Company-wide goals described in the proxy statement. Attainment of these goals is based on the contribution of his or her own business unit or organization to the Company’s achievements. With respect to determinations whether individual objectives have been met, discretion can be exercised by the Chief Executive Officer in making recommendations to the Committee for all other officers, and discretion can also be exercised by the Committee in making determinations regarding incentive awards. We will disclose the information requested in your question 5 in our future proxy statements.

6.     Please disclose the financial performance-related factors that are tied to 2007 incentive compensation in accordance with Item 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) of Regulation S-K. To the extent you believe that such disclosure is not required because it would result in competitive harm such that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, provide a detailed supplemental analysis supporting your conclusion and provide appropriate disclosure pursuant to Instruction 4. In discussing how difficult it will be for you to achieve the target levels or other factors, provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. In this regard, consider providing disclosure that addresses the relationship between historical and future achievement and the extent to which the Committee set the incentive parameters based upon a probability that you would achieve the performance objectives.

Company Response:  At the time that the proxy statement was filed and sent to stockholders, the financial and other Company-wide performance-related factors tied to 2007 incentive compensation had not been established and thus could not have been disclosed in the proxy statement. Specifically, these factors for 2007 are similar but not identical to the factors for 2006 that are listed on page 18 of the proxy statement. Also, even if these factors had been established for 2007 at that time, we would not have considered the 2007 factors to be material to an understanding of 2006 incentive compensation.

The goals and achievement levels for 2007 under the Company’s Performance-Based Compensation Program had been established by the time the proxy statement was filed, and those goals were described on page 21 of the proxy statement. However, the Performance-Based Compensation Program is not determinative of the amount of incentive compensation paid to participating officers, since the objective of the Performance-Based Compensation Program is to enable annual cash bonuses and equity awards to be fully tax-deductible by the Company. The achievement levels established under the Performance-Based Compensation Program are set at levels intended primarily to satisfy the requirements of Section 162(m) of the Internal Revenue Code, which requires that the performance be substantially uncertain when the goals and achievements are established. The more challenging goals described in the preceding paragraph are intended to drive performance beyond the goals established under the Performance-Based Compensation Program for tax deductibility of compensation.

As noted above and on page 17 of the proxy statement, the Committee is conducting a review of the Company’s executive compensation practices and programs. Our programs and the timing of decisions on performance-related factors may be different in 2008 than in 2007. In future proxy statements, we will disclose actions that were taken after our last fiscal year’s end and prior to the filing of the proxy statement as called for by Instructions 2 and 4 to Item 402(b) of Regulation S-K.

Employment Contracts and Payments Upon Termination or Change in Control, page 27

7.     Please provide narrative disclosure of the estimated payments and benefits that would be provided in each covered circumstance and how the appropriate payment and benefit levels are determined under the various circumstances that would trigger payments or provision of benefits. See Section II.C.5.c of Release No. 33-8732A. Also discuss the rationale for decisions made in connection with these arrangements and how they fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and see paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K.

Company Response:  As noted in the proxy statement on page 22, the Company does not generally enter into employment agreements with its executive officers. The only programs that provide for benefits upon change of control are the 1998 Contingent Stock Plan and the 2005 Contingent Stock Plan. These change of control provisions were established separately from and without consideration of other elements of executive compensation. Those Plans also provide the same benefits upon death or disability of the participant. We disclosed the estimated payments and benefits that would be provided in those circumstances under those Plans.

The only other programs that provide for payments and benefits upon termination (other than programs available generally to salaried employees) are the Non-Compete and Confidentiality Agreements for exempt U.S. employees described on pages 22 and 27 of the proxy statement and the Company-leased car program described on page 28 of the proxy statement. The estimated payments and benefits provided under those arrangements are described in the proxy statement. The latter two programs were adopted without consideration of how they fit into the Company’s overall compensation objectives, as the amount of compensation available under each of the programs is modest.

Again as noted above, the Committee is conducting a review of our executive compensation practices and programs. Arrangements providing for payments upon termination or change in control are being considered for revision effective in 2008. We will disclose all information noted in your request in future proxy statements, including disclosing whether any of the arrangements affected the decisions we made regarding other compensation elements. We will reorganize the information in our disclosures to clearly set forth the estimated payments and benefits that would be provided in each covered circumstance under all relevant arrangements.

Company Acknowledgement:

As requested in your letter, the Company acknowledges that:

•  The Company is responsible for the adequacy and accuracy of its disclosures in its Definitive Proxy Statement filed on April 5, 2007;

•  Staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (201) 703-4145 or Mr. Hickey at (201) 703-4120 should you require any further information or have any questions.

Sincerely,

/s/ H. Katherine White
H. Katherine White
Vice President, General Counsel and
Secretary